EXHIBIT 12

CASCADE NATURAL GAS CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND PREFERRED DIVIDEND REQUIREMENTS

	Twelve Months Ended
	30-Jun-05	30-Sep-04	30-Sep-03	30-Sep-02	30-Sep-01	30-Sep-00
	(dollars in thousands)
Fixed charges, as defined:
Interest expense	$11,788	$12,375	$12,363	$12,384	$10,509	$10,936
Amortization of debt issuance expense	400	618	696	652	607	607

Total fixed charges	$12,188	$12,993	$13,059	$13,036	$11,116	$11,543

Earnings, as defined:
Net income	$10,252	$13,302	$9,104	$10,762	$17,236	$15,374
Add (deduct):
Income taxes	6,195	7,559	4,733	5,781	9,278	9,051
Fixed charges	12,188	12,993	13,059	13,036	11,116	11,543

Total earnings	$28,635	$33,854	$26,896	$29,579	$37,630	$35,968
Ratio of earnings to fixed charges	2.35	2.61	2.06	2.27	3.39	3.12

Fixed charges and preferred dividend requirements:
Fixed charges	$12,188	$12,993	$13,059	$13,036	$11,116	$11,543
Preferred dividend requirements	—	—	—	—	—	6

Total	$12,188	$12,993	$13,059	$13,036	$11,116	$11,549

Ratio of earnings to fixed charges and preferred dividend requirements	2.35	2.61	2.06	2.27	3.39	3.12